Exhibit 99.1

Conference call **Invitation**

Follow our conference call
2017 - 2nd Quarter Result

August 1st, 2017
Access code: Itaú Unibanco

Itaú Unibanco Holding S.A. (B3: ITUB4 and ITUB3 and NYSE: ITUB) is pleased to invite you to participate in our conference calls about the 2017 - 2nd quarter result.

To join the event on the internet, please visit: **www.itau.com.br/investor-relations**. The audio webcast works with Internet Explorer 9 or above and the new versions of Chrome, Firefox and mobile devices (IOS 8, or superior, and Android 3.0, or superior).

In order to better serve our investors and shareholders, as of this quarter, we will request the identification of those who join our conference calls on the internet.

Time

English

09:00 AM (EDT)
10:00 AM (Brasília Time)

(1-866) 262-4553 (toll free from USA)
(55-11) 2820-4001or (55-11) 3193-1001 (in Brazil)
(1-412) 317-6029 (other countries)

Portuguese

10:30 AM (EDT)
11:30 AM (Brasília Time)

(55-11) 2820-4001
(55-11) 3193-1001

Presentation

Candido Bracher
Executive President and CEO (Chief Executive Officer)

Caio Ibrahim David
Executive Vice President, CFO (Chief Financial Officer) and CRO (Chief Risk Officer)

Marcelo Kopel
Investor Relations Officer

The conference calls will also be archived in audio format on the same website. To access an audio replay of the conference calls, which will be available until August 8, 2017, dial (55 11) 3193-1012 or (55 11) 2820-4012. Access codes: 2886528# (call in Portuguese) and 4283325# (call in English). On the morning of the conference call, the slide presentation will be available for viewing and downloading. If you have any questions, please contact Mrs. Doris Pompeu at GlobalRI, at (55 11) 5042-6700 or doris.pompeu@globalri.com.br.

www.itau.com.br/investor-relations
facebook.com/itauunibancori
@itauunibanco_ri